SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                @POS.COM, INC.
                      (Name of Subject Company (Issuer))

                           SYMBOL TECHNOLOGIES, INC.

                           SYMBOL ACQUISITION CORP.
                     (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  04963A 10 4
                     (CUSIP Number of Class of Securities)

                                Leonard Goldner
            Executive Vice President, General Counsel and Secretary
                           Symbol Technologies, Inc.
                               One Symbol Plaza
                          Holtsville, New York 11742
                                (631) 738-2400
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   copy to:

                             Edward J. Chung, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                         New York, New York 10017-3954
                                (212) 455-2000

                           CALCULATION OF FILING FEE
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         Transaction Valuation                   Amount of Filing Fee
---------------------------------------- -------------------------------------
            Not Applicable                          Not Applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:
                        ----------------                  --------------------
Form or Registration No.:                   Date Filed:
                          --------------                  --------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]